5-81643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kinki Koka Kora Botoringu Kabushiki Kaisha
(Names of Subject Company)

Kinki Coca-Cola Bottling Co., Ltd.
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Coca-Cola West Japan Company, Limited
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Coca-Cola West Japan Company, Limited
Attn: Kenichiro Ichie, Corporate Planning
9-66, Hakozaki 7-chome
Higashi-ku, Fukuoka 812-8650
Japan
(phone number: 81-92-641-8558)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

TOKYO:31629.2

EXHIBIT INDEX ON PAGE 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated February 22, 2006, of Coca-Cola West Japan Company, Limited and Kinki Coca-Cola Bottling Co., Ltd. announcing their business integration.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Coca-Cola West Japan Company, Limited is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coca-Cola West Japan Company, Limited

By: N. Sueyoshi

Name: Norio Sueyoshi
Title: Representative Director
President and Chief Executive Officer

Date: February 22, 2006

EXHIBIT 1

English Translation from Japanese Press Release

Company name:	Kinki Coca-Cola Bottling Company, Limited
Representative:	Masakazu Morito, Representative Director and President
Stock code number:	2576 (listed on first sections of Tokyo and Osaka stock exchanges)
Inquiries:	Reiji Goh, Public Relations Department Manager Tel: 06-6330-2191

Company name:	Coca-Cola West Japan Company, Limited
Representative:	Norio Sueyoshi, Representative Director, President and CEO
Stock code number:	2579 (listed on first sections of Tokyo and Osaka stock exchanges, and Fukuoka stock exchange)
Inquiries:	Masahiro Takase, Public Relations Department Manager Tel: 092-641-8591

Kinki Coca-Cola Bottling Company, Limited and Coca-Cola West Japan Company, Limited Merge the Management of Both Companies

Tokyo, February 22, 2006 -- Kinki Coca-Cola Bottling Company, Limited (Kinki CCBC) and Coca-Cola West Japan Company, Limited (CCWJ) today co-announced that the board of directors of each company today decided to establish a joint holding company "Coca-Cola West Holdings Company, Limited (CCWHD)" and merge the management of both companies, with July 1, 2006 as a target date, through demerger and share exchange.

1. Background

In light of the drastic changes that have occurred in the soft drink market environment in recent years, including the diversification of consumer needs, change of distribution channels, and intensified sales competition, Kinki CCBC and CCWJ have each built firm positions as leading companies in their respective business territories.

In order to fully utilize the strengths of both companies and establish their competitive superiority toward leading the way in Japan's Coca-Cola business and continuing to achieve sustainable growth, the two companies reached a basic agreement and entered into a business alliance on December 21, 2005. Subsequently, the two companies reviewed the business comprehensively primarily focusing on the four projects to strengthen customer services, reinforce their supply chain systems, expand their operational systems, and raise consumer satisfaction levels.

English Translation from Japanese Press Release

As a result of deliberating the details of the projects, both companies agreed that the best approach would be to build a strong business foundation in an integrated manner, and decided at this time to establish a joint holding company and implement *keiei tougou* (merger/integration).

2. Objectives

The *keiei tougou* has four main objectives.

The first objective is to maximize its corporate value. While aiming to increase sales and market share in Japan's large soft drink market, comprising about one-third of the country's total population, greater efficiency will be pursued in the system for operating the organization and in administrative processes. Through this, CCWHD will realize sustainable profit growth.

The second objective is to demonstrate leadership toward the transformation of the Coca-Cola system's business in Japan. Through an even stronger partnership with Coca-Cola (Japan) Company, Limited (CCJC) and other bottlers, CCWHD will work to promote more strongly the growth strategies and structural reforms being implemented by the Coca-Cola system as a whole. Collaborations will also be initiated with companies such as Coca-Cola National Beverages which manages a national integrated supply chain, in an effort to construct an optimal system-wide business structure.

The third objective is to reinforce the business foundation. CCWHD will further expand the business foundations that both Kinki CCBC and CCWJ have such as strong financial base, diversified personnel/organization, and superior sales network. It will maximize the integration synergy through the sharing of their accumulated business know-how and the best practices as common assets.

The fourth objective is to strengthen sales capabilities. Efforts will be made to create value for customers and to raise customer satisfaction to a higher level, particularly through strengthened customer services and an expanded and improved network of vending machines. The aim is to improve the organization's capabilities as a sales and marketing company, and increase share in western Japan, centering around the Kinki area which is the second largest soft drink market in Japan.

3. Corporate Vision

CCWHD will assume the important role of taking the lead in transforming the Coca-Cola system as a strategic partner of CCJC. Specific areas in which CCWHD will collaborate with CCJC will be wide ranging, including establishment of an integrated process from the strategy planning to sales execution in the market, cooperation in new products development and test marketing, pilot execution of various sales and marketing initiatives, building the foundation for an IT infrastructure, promoting personnel exchanges, and activities related to corporate branding.

CCWHD will build a corporation well trusted by the company's important stakeholders such as consumers, customers, and shareholders. The strong ties that Kinki CCBC and CCWJ built over the years in the local communities will remain unchanged and will be continued by CCWHD. Moreover, it will act as a good corporate citizen with close ties to the local communities, and contribute to the realization of a prosperous society.

CCWHD will realize a lively workplace where all of the employees will be able to achieve their dreams and find fulfillment in their work. By providing employees with dreams, aspirations, and capabilities with the opportunity to challenge at a more dynamic environment, CCWHD will build a corporation where competent employees can succeed in leading the transformation of the Coca-Cola system.

4. Transition Process

Establishment of the joint holding company will take place on an equal footing.

The joint holding company will be established by demerging CCWJ to position the operational company under a new holding company, changing the trade name from CCWJ to CCWHD, and then having Kinki CCBC exchange shares with the new holding company (current CCWJ), all in an integrated manner.

4-1. Demerger of CCWJ, transition to new holding company, and trade name change of CCWJ (company to be demerged)

CCWJ will implement a demerger and change the trade name to Coca-Cola West Holdings Company, Limited. The demerger and trade name change are implemented together with the share exchange in an integrated manner, in order to realize *keiei tougou* through a joint holding company.

(1) Schedule for CCWJ demerger

February 22, 2006	Board of Directors approves CCWJ demerger plan
March 24, 2006 (planned)	General Shareholders Meeting approves CCWJ demerger plan
July 1, 2006 (planned)	Effective date of CCWJ demerger
July 3, 2006 (planned)	Registration of CCWJ demerger

(2) Method of CCWJ demerger

1. Method
With CCWJ as the company being demerged, a new company called "(New) Coca-Cola West Japan Company, Limited" (New CCWJ), will be established and will be the successor company to CCWJ's business.

2. Reason for choosing this method of demerger
This method of demerging CCWJ was selected in order for CCWJ to transit to a holding company. The demerger is implemented together with the share exchange and trade name change in an integrated manner, in order to realize *keiei tougou* through a joint holding company.

(3) Change in trade name of CCWJ (company to be demerged)

1 New trade name
Coca-Cola West Holdings Company, Limited

2 Effective date of trade name change
July 1, 2006

The trade name of CCWJ will be changed to the trade name of the company established (the successor company) as a result of demerging CCWJ. The trade name change is implemented together with the demerger and the share exchange in an integrated manner, in order to realize *keiei tougou* through a joint holding company.

(4) Allocation of shares
On the occasion of this demerger, CCWHD (current company: CCWJ; the company to be demerged), will be allocated all the common stock issued by New CCWJ (the successor company).

(5) Content of rights and obligations to which the successor company succeeds
Except for items stipulated in the demerger plan, new CCWJ (the successor company) will, in principle, succeed to all the rights and obligations related to the sale of beverages and food products, and the labor contracts and other rights and obligations of CCWHD (current company: CCWJ; the company to be demerged).

(6) Outlook for meeting debt obligations
As long as CCWHD (current company: CCWJ; the company to be demerged), and New CCWJ (the successor company) have assets after demerger worth more than the company's debt obligations, and in terms of the cash flow and earning outlook as well, it is not

expected that either company will experience any difficulty in meeting its share of the debt obligations. It is thus determined that all debt obligations will be met.

(7) Officer appointments in New CCWJ (the successor company)

1. Directors: Masamitsu Sakurai, Norio Sueyoshi, Tadatsugu Harada, and Koichi Morii
2. Auditors: Ryuji Nakagawa

4-2. Exchange of shares

CCWHD (current company: CCWJ) will exchange shares with Kinki CCBC. The exchange of share is implemented together with the demerger and the trade name change in an integrated manner, in order to realize *keiei tougou* through a joint holding company.

(1) Schedule for exchange of shares (planned)

February 22, 2006	Kinki CCBC Board of Directors Meeting for approving agreement for exchange of shares CCWJ Board of Directors Meeting for approving agreement for exchange of shares
February 22, 2006 (planned)	Signing of agreement for exchange of shares
March 24, 2006 (planned)	CCWJ General Shareholders Meeting for approving agreement for exchange of shares (Regular General Shareholders Meeting)
March 30, 2006 (planned)	Kinki CCBC General Shareholders Meeting for approving agreement for exchange of shares (Regular General Shareholders Meeting)
July 1, 2006 (planned)	Exchange of shares

(2) Share exchange ratio

	CCWHD (Current company: CCWJ)	Kinki CCBC
Ratio of exchange of shares	1	0.451

Note:

1. Ratio of shares allocated

   An allocation of 0.451 shares of CCWHD (current company: CCWJ)'s stock will be issued per 1 share of Kinki CCBC.

2. Basis for calculating ratio of exchange of shares

   Kinki CCBC requested Nikko Citigroup Limited (Nikko Citigroup), and CCWHD (current company: CCWJ) requested Mitsubishi UFJ Securities Company, Limited (Mitsubishi UFJ), to calculate their respective ratio of shares to be exchanged. The two companies utilized the results of those calculations as references, mutually discussed details of the exchange of shares, and agreed on acceptable ratios for each company. If any material change should occur in the various conditions underlying the above calculations, the two companies agree to discuss and make changes in the agreement as necessary.

3. Result of calculations by third parties, method of calculations, and basis for calculations

   Nikko Citigroup calculated the ratio of exchange of shares by pulling together the valuation results of the stock price, the relative valuation, and discounted cash flow (DCF).

   Mitsubishi UFJ calculated the ratio of exchange of shares by pulling together the valuation results of the stock price, the relative valuation, and discounted cash flow (DCF).

4. Number of new shares issued for exchange of shares

   28,227,060 common stocks

   (The date of shares issued: to be determined, the initial date of dividend calculated: July 1, 2006)

(3) Cash payment upon the exchange of shares

No cash payment will be made upon the exchange of shares.

5. Joint holding company

As a result of the abovementioned change of company trade name, demerger, and exchange of shares, the following is an outline of the holding company.

1. Trade name	Coca-Cola West Holdings Company, Limited
2. Main businesses:	Manufacture and sale of Coca-Cola and other soft drinks

	Management of the group companies
3. Location of head office:	Fukuoka City. Headquarter function will be also positioned in Osaka
4. Representatives:	Representative Director and CEO, Norio Sueyoshi (Currently Representative Director, President and CEO, CCWJ) Representative Director and COO, Masakazu Morito (Currently Representative Director, President, Kinki CCBC) Directors: Tadatsugu Harada, Kouichi Morii, Tamio Yoshimatsu, Masamitsu Sakurai, Naomichi Asano, and Masahiko Uotani Auditors: Yasumasa Niimi, Hiroshi Kanda, Tatsuo Hirakawa, Isanari Ohuchida, and Yukiko Kyokane
5. Fiscal year end:	December
6. Capital:	15,231 million yen
7. Listing:	Tokyo Stock Exchange, Osaka Stock Exchange, Fukuoka Stock Exchange
8. Business outlook:	Details concerning the future business outlook will be announced accordingly after further assessment.

6. Outline of the successor company (Plan)

1. Trade name	CCWJ	
2. Main businesses	Sale of beverages and food products	
3. Date of establishment	July 2006	
4. Location of head office	7-9-66 Hakozaki, Higashi-ku, Fukuoka City, Fukuoka Prefecture	
5. Representative	Norio Sueyoshi, Representative Director and President	
6. Capital	100 million yen	
7. Number of share issued	1	
8. Net assets	74,737 million yen (see note)	
9. Total assets	84,337 million yen (see note)	
10. Fiscal year end	December	
11. Number of employees	All of the employees of the companies to be demerged will be transferred to the successor company	
12. Major shareholder and its shareholding ratio	Coca-Cola West Holdings Company, Limited 100%	
13. Main banks	The Nishi-Nippon City Bank, Limited, The Sumitomo Trust & Banking Company, Limited, The Bank of Tokyo-Mitsubishi UFJ, Limited	
14. Relationship with the company to be demerged	Capital	The successor company will be a wholly-owned subsidiary of the company to be demerged.
	Personnel	Part of the successor company's officers will serve as those for the companies to be demerged concurrently. Also, part of the successor company's employees will be seconded employees from the company to be demerged.
	Trading	The company to be demerged will sell soft drinks and other products to the successor company by wholesale.

(Note) Net assets and total assets are estimated based on the balance sheet of the current CCWJ (the company to be demerged), and are subject to change upon establishment.

English Translation from Japanese Press Release

7. Outline of companies involved in integration before the demerger and the exchange of shares

(As of December 31, 2005)

	Kinki CCBC		CCWJ	
(1) Trade name	Kinki CCBC		CCWJ	
(2) Main businesses	Manufacture and sale of beverages and food products		Manufacture and sale of beverages and food products	
(3) Date of establishment:	September 1960		December 1960	
(4) Head office address	7-9-31 Senrigaoka, Settsu City, Osaka Prefecture		7-9-66 Hakozaki, Higashi-ku, Fukuoka City, Fukuoka Prefecture	
(5) Representative	Masakazu Morito, President		Norio Sueyoshi, President and CEO	
(6) Capital	10,948 million yen		15,231 million yen	
(7) Number of outstanding shares	62,591 thousand		82,898 thousand	
(8) Shareholders' equity	73,960 million yen		170,698 million yen	
(9) Total assets	101,647 million yen		193,041 million yen	
(10) Fiscal year end	December		December	
(11) Number of employees	938		1,813	
(12) Major shareholders and equity percentages	Kirin Brewery Company, Limited	41.19%	Ricoh Company, Limited	20.26%
	Mitsubishi Heavy Industries Food & Packaging Machinery Company, Limited	13.86%	New Technology Development Foundation	6.39%
	The Master Trust Bank of Japan, Limited	3.00%	Coca-Cola Holdings West Japan, Inc.	4.92%
	Japan Trustee Services Bank, Limited	2.73%	The Chase Manhattan Bank NA London	4.63%
	Company employees	2.70%	The Nishi-Nippon City Bank, Limited	4.47%
(13) Main banks	The Bank of Tokyo-Mitsubishi, Limited (current The Bank of Tokyo-Mitsubishi UFJ, Limited)		The Nishi-Nippon City Bank, Limited	
	Sumitomo Mitsui Banking Corporation Company, Limited		The Sumitomo Trust & Banking Company, Limited	
	Resona Bank, Limited		The Bank of Tokyo-Mitsubishi, Limited (current The Bank of Tokyo-Mitsubishi UFJ, Limited)	

(14) Relationship between Kinki CCBC and CCWJ	Capital	Kinki CCBC holds 6,612 shares of CCWJ, and CCWJ holds 3,331 shares of Kinki CCBC
	Personnel	None
	Trading (Fiscal year ended in December 2005)	CCWJ accounts for 54 million yen of Kinki CCBC's total sales
		Kinki CCBC accounts for 140 million yen of CCWJ's total sales

7. Results of Operations of Kinki CCBC and CCWJ for the past three years (Consolidated)

(1) Kinki CCBC

		Fiscal year ended in December 2003	Fiscal year ended in December 2004	Fiscal year ended in December 2005
Sales	(million yen)	182,862	193,082	180,999
Operating profit	(million yen)	5,986	7,991	6,133
Recurring profit	(million yen)	5,323	7,808	6,106
Net income/loss	(million yen)	- 8,934	3,638	3,435
Net income/loss per share	(yen)	- 144.38	56.27	53.57
Annual dividend per share	(yen)	18.00	21.00	24.00
Shareholders' equity per share	(yen)	1,164.36	1,203.94	1,242.97

(2) CCWJ

		Fiscal year ended in December 2003	Fiscal year ended in December 2004	Fiscal year ended in December 2005
Sales	(million yen)	240,825	253,248	245,874
Operating profit	(million yen)	19,638	16,860	11,830
Recurring profit	(million yen)	19,895	17,065	12,256
Net income/loss	(million yen)	9,380	8,564	7,305
Net income/loss per share	(yen)	116.25	108.80	93.42
Annual dividend per share	(yen)	36.00	40.00	40.00
Shareholders' equity per share	(yen)	2,089.94	2,149.99	2,228.79

English Translation from Japanese Press Release

[For reference] Chart showing how management integration will proceed


■ Current situation
Kinki CCBC
CCWJ
■ July 1, 2006
Demerger of CCWJ (see note) and change of trade name
*4-I in this document
CCWJ will be demerged and its trade name will be changed to CCWHD
Newly established company through demerger (the successor company) will be called (new) CCWJ.
Change of trade name
CCWHD
Demerger of company
(100% investment)
Kinki CCBC
New CCWJ
■ July 1, 2006
Exchange of shares
*4-II in this document
CCWHD
(100% investment)
(100% investment)
Kinki CCBC
New CCWJ

(Note) Since the (planned) date of demerger is Saturday, July 1, 2006, the registration of the demerger is scheduled for Monday, July 3, 2006. The demerger will be in effect upon the registration. The above chart represents the image of the process. Please see the contents of the press release for details.

English Translation from Japanese Press Release

Rule 802 Legend

"This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases."